UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period from          to

Commission File Number: 1-5672

ITT CORPORATION RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES

ITT Corporation

1133 Westchester Avenue, White Plains, NY 10604

(Principal Executive Office)

Telephone Number: (914) 641-2000

PAGE

Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statement of Net Assets Available for Benefits as of December 31, 2011	2

Statement of Changes in Net Assets Available for Benefits for the Period from October 31, 2011 (Date of Inception) through December 31, 2011	3

Notes to Financial Statements as of December 31, 2011 and for the Period from October 31, 2011 (Date of Inception) through December 31, 2011	4-10

Supplemental Schedule:
Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2011	11

Exhibit:
Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm	12

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

ITT Corporation Retirement Savings Plan for Salaried Employees (Name of Plan)

By:	/S/ DEBORAH R. MACCHIA
Deborah R. Macchia
Director, Global Benefits & Wellness Programs

June 22, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the

ITT Corporation Retirement Savings Plan for Salaried Employees

White Plains, New York

We have audited the accompanying statement of net assets available for benefits of the ITT Corporation Retirement Savings Plan for Salaried Employees (the “Plan”) as of December 31, 2011, and the related statement of changes in net assets available for benefits for the period from October 31, 2011 (date of inception) through December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011, and the changes in net assets available for benefits for the period from October 31, 2011 (date of inception) through December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic 2011 financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Stamford, CT

June 22, 2012

ITT CORPORATION RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2011

(IN THOUSANDS)

December 31, 2011
Assets
Investments at fair value:
Separately managed accounts	$40,857
Mutual funds	16,138
Common collective trusts	85,250
Brokerage account	512
Total investments	142,757

Receivables:
Notes receivable from participants	4,801
Participant contributions	1,348
Employer contributions	1,660
Total receivables	7,809
Total assets	150,566

Liabilities
Administrative expense payable	75
Other payables	56
Total liabilities	131

Net assets available for benefits, at fair value	150,435

Adjustment from fair value to contract value for fully benefit-
Responsive investment contracts	(89)

Net assets available for benefits	$150,346

The accompanying notes to financial statements are an integral part of the financial statements.

ITT CORPORATION RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE PERIOD FROM OCTOBER 31, 2011 (DATE OF INCEPTION) THROUGH

DECEMBER 31, 2011

(IN THOUSANDS)

October 31, 2011 through December 31, 2011
Investment activity:
Net appreciation in fair value of investments	$2,214
Dividends	151
Other	4
Total investment activity	2,369

Investment income on notes receivable from participants	8

Contributions:
Participants	3,263
Employer	3,190
Rollover	2
Total contributions	6,455

Deductions from net assets attributable to:
Administrative expense	(75)
Benefits paid to participants	(28)
Total deductions from net assets	(103)

Net increase in net assets before transfer	8,729

Transfers in from Exelis Salaried Investment and Savings Plan	141,617

Net increase in net assets available for benefits	150,346
Net assets available for benefits – beginning of period	—
Net assets available for benefits – end of period	$150,346

The accompanying notes to financial statements are an integral part of the financial statements.

ITT CORPORATION RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011

AND FOR THE PERIOD FROM OCTOBER 31, 2011 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2011

(IN THOUSANDS)

NOTE 1

Description of the Plan

The following description of the ITT Corporation Retirement Savings Plan for Salaried Employees (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

The Plan is a defined contribution plan covering substantially all salaried U.S. employees of ITT Corporation (the “Company” or the “Plan Sponsor”). The Benefits Administration Committee, as appointed by the Board of Directors of the Company, controls and manages the operation and administration of the Plan. JPMorgan Chase Bank, N.A. serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

On October 31, 2011 (the “spin-off date”), ITT Corporation completed a tax-free pro rata distribution of Exelis Inc. and Xylem Inc. from the Company. In connection with the spin-off, the companies executed a Benefits and Compensation Matters Agreement pursuant to which:

•	Sponsorship of the ITT Salaried Investment and Savings Plan (“ISP”) was transferred to Exelis Inc.
•	The Company established the Plan for eligible employees of ITT Corporation on the spin-off date.
•	Accounts in the ISP attributable to participants who remained employees of ITT Corporation were transferred to the Plan on December 14, 2011.
•

On December 14, 2011, the accounts in the ISP, renamed the Exelis Salaried Investment and Savings Plan (the “Exelis Plan”), attributable to participants who remained employees of ITT Corporation or any of its subsidiaries at the spin-off date, were transferred to the Plan. The transfer of assets totaled $141,617.

Eligibility

All full time U.S citizen employees of the Company are eligible to participate in the Plan upon hire and are automatically enrolled in the Plan. All part time and temporary U.S. citizen employees are eligible to participate upon completion of one year of service. One year of service is defined as completion of at least 1,000 hours of service in the twelve month period beginning on the date hired by the Company, or 1,000 hours of service in the course of any calendar year after the calendar year in which hired. All Non-U.S. citizen employees are eligible to participate upon completion of 36 months of service.

Participant Contributions

Each year, participants may contribute from 1% to 50% of their pretax eligible pay, as defined in the Plan document, and 1% to 50% of after-tax eligible pay subject to certain Internal Revenue Code (“IRC”) limitations. Eligible pay is defined as base salary and any other compensation, such as overtime, shift differentials, regular commissions, regularly occurring incentive pay and differential wage payments, but does not include the cost of any public or private employee benefit plan, foreign service allowances, any special bonuses or commissions, and any other special pay or allowances of a similar nature. Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans.

Employer Contributions

The Company makes a minimum contribution of 3% or 4% of eligible pay, based upon the age and years of service of the participants, for core contributions. Participants whose age plus years of service as of

October 31, 2011 is less than 50 receive 3% of eligible pay and participants whose age plus years of service is 50 or greater receive 4% of eligible pay. In addition, the Company is required to make contributions equal to 50% of each participant’s elective contributions, up to 6% of eligible pay, as defined above.

Participants who were participating in the ISP and whose age plus years of service as of October 31, 2011 were at least 60 could elect to commence receiving their pension or receive a transition credit up to 3% or 5% of eligible pay for up to five years for maximum employer contributions totaling 12%. Participants whose age plus years of service is between 60 and 69 receive up to a 3% transition credit for up to five years. Participants whose age plus years of service is 70 or greater receive up to a 5% transition credit for up to five years.

The Company made a one-time contribution totaling $268 to participants hired in the twelve months preceding the spin-off date who were not eligible to participate in the ITT Salaried Retirement Plan. The payment was equal to the amount that would have been contributed as a core contribution to the Plan if the Plan had been in effect prior to the spin-date, based on the eligible pay of the participant during the period beginning on the date of hire or rehire by the Company and ending on the spin-off date.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s contributions, and investment returns based on the participant investment direction, and charged with withdrawals and an allocation of Plan administrative expenses. Allocations are based on participant earnings or account balances, as defined.

Investments

Participants direct employee contributions and Company contributions among any of the various investment options offered by the plan and have access to change their future contributions and reallocate accumulated investments in 1% increments on a daily basis. The Plan currently offers equities, mutual funds, common collective trusts, a self-directed brokerage account and ITT common stock, which is the ITT Stock Fund, as investment options for participants. The ITT Stock Fund has been designated as an Employee Stock Ownership Plan (“ESOP”). Under the terms of the ESOP, plan participants are given the option to make an election regarding the dividends on all contributions (participant and company) that are invested in the ITT Stock Fund. These dividends can either be reinvested in the Plan or paid in cash on a quarterly basis. Participants are allowed to invest a maximum of 20% of their total plan account balance in the ITT Stock Fund. Exelis and Xylem stock funds are scheduled to sunset no later than November 16, 2012. Remaining balances in the Exelis and Xylem stock funds at that date, November 16, 2012, will be transferred to an existing investment fund option at the discretion of the plan administrator.

Vesting

Participants are immediately vested in their contributions and Company contributions, plus actual earnings thereon.

Notes Receivable from Participants

The Plan allows participants to borrow from their accounts subject to certain limitations. Participants may borrow in increments of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less, reduced by the participant’s highest outstanding loan balances under all plans of the Company. The loans are secured by the balance in the participant’s account and accrue interest at a rate equal to prime plus 1%. General purpose loan terms range from one to sixty months. If the loan is used for the purchase of a primary residence, the loan term can be for a period of up to one hundred-eighty months. Principal and interest are paid ratably through monthly or quarterly payroll deductions. Participants may have up to two loans outstanding at the same time. A terminated participant may continue to make periodic repayment on their loans after separation, however, no new loans can be requested after termination of employment.

Payment of Benefits

Upon termination of employment, if account balances are $5,000 or less, the participant will receive a lump sum distribution. If account balances exceed $5,000, the participant may choose to leave the benefits in the Plan or have the benefits dispersed through a lump sum distribution, fixed period or life expectancy installment payments.

NOTE 2

Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan utilizes various investment instruments, including common stock, mutual funds, and a stable value fund. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities held by the Plan, it is reasonably possible that values realized at the time of sale could materially differ from amounts reported in the financial statements.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value except for the Stable Value Fund. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The stable value fund is stated at fair value and then adjusted to contract value as described below. Fair value of the stable fund is the net asset value (“NAV”) of its underlying investments, and contract value is principal plus accrued interest.

The stable value fund is included at fair value in participant-directed investments in the statement of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Contributions Receivable

The Plan accrues contributions receivable based on the period of participants’ service to the Company.

Administrative Expenses

Management fees and operating expenses charged to the Plan for investments in the mutual funds and common collective trusts are paid from a portion of the administrative fee charged by some investment managers which are returned to the trustee to be used to pay a portion of the fees. Any additional fees will be paid by participants through a pro rate charge paid from the assets of the Plan’s trust.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Recent Accounting Pronouncement

In May 2011, the Financial Accounting Standards Board issued guidance intended to achieve common fair value measurements and related disclosures between GAAP and international accounting standards. The amendments primarily clarify existing fair value guidance and are not intended to change the application of existing fair value measurement guidance. However, the amendments include certain instances where a particular principle or requirement for measuring fair value or disclosing information about fair value measurements has changed. This guidance is effective for the periods beginning after December 15, 2011 and early application is prohibited. The requirements are not expected to have a material effect on the Plan’s financial statements.

NOTE 3

Investments

The following presents the fair value of investments that represented 5% of more of the Plan’s net assets available for benefits as of December 31, 2011:

JPMorgan Chase Bank Stable Asset Income Fund – Select	$40,397
Enhanced Equity Index Fund	16,241
American Funds New Perspective – A	10,443
Xylem Inc.	9,427

During the period from October 31, 2011 (date of inception) through December 31, 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $2,214, as follows:

Separately managed account	$1,272
Mutual funds	204
Common collective trusts:
Enhanced equity index funds	388
Target date funds	277
JPMorgan stable asset income fund	38
Long term bond funds	35
Total common collective trusts	738
Total change in investment value	$2,214

NOTE 4

Fair Value Measurements

In measuring plan assets at fair value, a fair value hierarchy is applied which categorizes and prioritizes the inputs used to estimate fair value into three levels. The fair value hierarchy is based on maximizing the use of observable inputs and minimizing the use of unobservable inputs when measuring fair value. Classification within the fair value hierarchy is based on the lowest level input that is significant to the fair value measurement. The three levels of the fair value hierarchy are defined as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

•

Level 2 inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices (in non-active markets or in active markets for similar assets or liabilities), inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3 inputs are unobservable inputs for the assets or liabilities.

In certain instances, fair value is estimated using quoted market prices obtained from an external pricing service. In obtaining such data from the pricing service, the Plan has evaluated the methodologies used to develop the estimate of fair value in order to assess whether such valuations are representative of fair value, including NAV. Additionally, in certain circumstances, the Plan may adjust NAV reported by an asset manager when sufficient evidence indicates NAV is not representative of fair value.

The following is a description of the valuation methodologies used to measure Plan assets at fair value.

•	Mutual funds – Valued at quoted market prices that represent the NAV of shares held by the Plan at the measurement date.

•	Separately managed accounts – consist of cash, equities and U.S. government securities and corporate bonds held directly by the plan.

Cash and cash equivalents – valued at quoted market prices that represent the net asset value (“NAV”) of shares held by the Plan at the measurement date.

Equities – Common stock valued at the closing price reported on the major market on which the individual securities are traded at the measurement date. The ITT Stock Fund, the Xylem Inc. Stock Fund and the ITT Exelis Stock Fund invest primarily in their respective corporation’s common stock. The stocks are traded on the New York Stock Exchange (“NYSE”) under the ticker symbols (ITT, XYL and XLS, respectively) and are valued at their NAV. The NAV of the stock funds are computed based on the closing price of the common stock reported by the NYSE at the measurement date, plus the NAV of the short-term money market included in the stock funds, divided by the number of units outstanding.

U.S. government securities and corporate bonds – U.S. government securities are generally valued using matrix pricing or fair value is estimated using quoted prices of securities with similar characteristics. Corporate bonds are generally valued by using pricing models (e.g. discounted cash flows) quoted prices of securities with similar characteristics or broker quotes.

•

Common collective trusts (“CCTs”) – CCTs are arrangements in which the funds of individual trusts are pooled to avail themselves of professional investment management and achieve greater diversification of investment, stability of income or other investment objectives. Fair value is estimated based on NAV. There are no unfunded commitments related to the CCTs and investments in CCTs can be redeemed on a daily basis without restriction and are not subject to redemption notification provisions.

•	Brokerage account – Securities held in the CISC Brokerage account are valued at the closing price reported on the major market on which the individual securities are traded at the measurement date.

The valuation methods described above may produce a fair value measurement that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value could result in a different fair value measurement at the reporting date.

The following table presents the major categories of Plan assets measured at fair value by classification within the fair value hierarchy, as of December 31, 2011:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Total
Separately managed accounts	$37,776	$3,081	$40,857
Mutual funds	16,138	—	16,138
Common collective trusts	—	85,250	85,250
Brokerage account	512	—	512
Total investments at fair value	$54,426	$88,331	$142,757

For the year ended December 31, 2011, there were no significant transfers in or out of Levels 1, 2 or 3.

The following table sets forth additional disclosures of the Plan’s investments whose fair value is estimated using NAV as of December 31, 2011:

Investment	Fair Value
Common collective trust:
JPMorgan Chase Bank Stable Asset Income Fund – Select (a)	$40,397
Target date funds (b)	22,412
Enhanced Equity Index Funds (c)	16,241
Long Term Bond Funds (d)	6,200
Total common collective trusts	$85,250

(a)

The fund seeks to preserve the value of money invested by investing in a fixed income portfolio combined with investment contracts called benefit responsive contracts (“wrap contracts”). The wrap contracts are issued by insurance companies and banks to provide principal preservation regardless of market conditions. The fixed income portfolio consists of investment grade fixed income securities, primarily U.S. Treasury, agency, corporate, mortgage-backed, asset-backed, and privately placed mortgage debt.

(b)	The funds seek total return by investing in debt and equity securities, the mix of which changes over time as the funds approach and pass the target retirement date.

(c)	The funds seek long-term capital appreciation and growth of income by investing primarily in equity securities of U.S. issuers.

(d)	The funds seek to maximize total return by investing primarily in a diversified portfolio of intermediate and long term debt securities.

NOTE 5

Stable Value Fund

The Plan invests in the JPMorgan Chase Bank Stable Asset Income Fund – Select (the “Fund”), which is a stable value fund sponsored by JPMorgan Chase Bank, N.A. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s NAV. Distribution to the Fund’s unit holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that affect its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

The average yields for the Fund as of December 31, 2011 are as follows.

Based on annualized earnings (1)	1.56%
Based on interest rate credited to participants (2)	2.18%

(1)	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the plan year by the fair value of the investments on the same date.

(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the plan year by the fair value of the investments on the same date.

NOTE 6

Exempt Party-in-Interest Transactions

Certain plan investments are funds managed by JPMorgan Chase Bank. JPMorgan Chase Bank is the trustee as defined by the Plan and JPMorgan Retirement Plan Services is the recordkeeper; therefore, these transactions qualify as party-in-interest transactions. Participant loans also qualify as party-in-interest transactions and amounted to $4,801 at December 31, 2011.

The Plan held $3,664 of the Company’s stock in the ITT Stock Fund as of December 31, 2011.

NOTE 7

Federal Income Tax Status

The Plan has not filed for a tax determination letter as of December 31, 2011. The Plan administrator and management believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and the Plan and the related trust are tax-exempt. The Plan expects to file an application for a determination letter in accordance with IRS Revenue Procedure 2007-44 in 2015.

Plan management evaluates tax positions taken by the Plan and recognizes a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by the IRS; however, there are currently no audits for any tax periods in progress.

NOTE 8

Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan, in certain circumstances, to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participant balances would not be impacted since all contributions are immediately vested.

NOTE 9

Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits reflected in the financial statements to the Plan’s Form 5500 and the increase in net assets per the financial statements to the Plan’s Form 5500.

2011
Net assets available for benefits per the financial statements	$150,346
Adjustments from contract value to fair value	89
Net assets available for benefits per Form 5500	$150,435

Increase in net assets before transfer per the financial statements	$8,729
Adjustment from contract value to fair value	89
Net income per Form 5500	$8,818

NOTE 10

Subsequent Events

Effective March 27, 2012, Cleveland Motion Controls Employees’ Profit Sharing Plan and Endine Incorporated 401(k) Plan merged into the Plan resulting in an asset transfer totaling $16,249 on March 27, 2012.

ITT CORPORATION RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

(IN THOUSANDS)

Identity of Issuer	Description of Investment	Current Value
	Separately Managed Accounts

* JPMorgan	Balanced Fund	$ 10,307

Xylem	Xylem Inc. Stock Fund	9,443

* JPMorgan	Large Cap Growth Fund	6,293

* ITT Corporation	ITT Stock Fund	3,664

Exelis	ITT Exelis Inc. Stock Fund	3,405

* JPMorgan	Small Cap Value Fund	2,710

* JPMorgan	Small Cap Growth Fund	2,684

* JPMorgan	International Equity Fund	2,351

	Total separately managed accounts	40,857

	Registered Investment Companies (Mutual Funds)

American Funds	American Funds New Perspective-A	10,443

Eaton Vance	Eaton Vance Large Cap Value-I	4,759

* JPMorgan	JPMorgan US Large Cap Core Plus-Select	936

	Total registered investment companies (mutual funds)	16,138

	Common Collective Trusts

* JPMorgan	JPMCB Stable Asset Income Fund-Select	40,397

* JPMorgan	Enhanced Equity Index Fund	16,241

* JPMorgan	Long Term Bond Fund	6,200

* JPMorgan	JPMCB SmartRetirement 2020	5,504

* JPMorgan	JPMCB SmartRetirement 2015	4,885

* JPMorgan	JPMCB SmartRetirement 2030	4,527

* JPMorgan	JPMCB SmartRetirement 2025	2,644

* JPMorgan	JPMCB SmartRetirement Income	1,848

* JPMorgan	JPMCB SmartRetirement 2035	1,211

* JPMorgan	JPMCB SmartRetirement 2045	815

* JPMorgan	JPMCB SmartRetirement 2040	705

* JPMorgan	JPMCB SmartRetirement 2050	273

	Total common collective trusts	85,250

	Self-directed Brokerage Accounts

CISC	CISC Self-directed Brokerage Account - common stock	512

	Total self-directed brokerage accounts	512

	Total investments at fair value	$142,757

* Participants	Notes receivable from participants at interest rates from 4.25% to 10.50% maturing at various dates through 2026	$ 4,801

*Represents a party-in-interest